Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: October 6, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC has filed a registration statement on Form F-4, which includes a prospectus (the “prospectus”), and expects to file a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a questions and answers script for the AMEC F-4 and UK prospectus/circular dated 6 October 2014:

2

Questions and Answers for AMEC F-4 and UK prospectus/circular

Date	6 October 2014

TRANSACTION

Q1                                                                  What is a Form F-4 and what does it say in summary?

•                  A Form F-4 is a form that is filed with the US Securities and Exchange Commission to register securities under the US securities laws, which contains a prospectus that provides information regarding both AMEC and Foster Wheeler, the acquisition of Foster Wheeler and the proposed offer to purchase all of the issued and to be issued Foster Wheeler shares.

•                  It also provides the terms and conditions of the proposed offer by AMEC, through its direct wholly-owned subsidiary, AMEC International Investments BV, to acquire all of the issued and to be issued Foster Wheeler shares. Foster Wheeler shareholders are being offered $16.00 in cash and 0.8998 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of Foster Wheeler shareholders) for each Foster Wheeler share held, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7996 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholders), subject in each case to proration.

Q2                                                                  What does the offer value Foster Wheeler at?

•                  The consideration being offered to Foster Wheeler shareholders values the business at approx $3.3bn.

•                  This is based on a closing AMEC share price of £10.92 and an exchange rate of $1.658 per pound sterling on 12 February 2014.

Q3                                                                  How will the transaction work?

•                  Tendering Foster Wheeler shareholders may elect, subject in each case to proration, to receive either (i) $32.00 in cash or (ii) 1.7996 AMEC securities, which at the election of Foster Wheeler shareholders, will be issued in the form of AMEC shares or AMEC ADSs, in exchange for each Foster Wheeler share held.

•                  However, the total aggregate amount of cash and the total number of AMEC securities to be paid and issued pursuant to the Offer, respectively, is fixed at $1,616,662,240 and 90,917,043 AMEC shares. As a result, depending on the elections made by other Foster Wheeler shareholders, a tendering Foster Wheeler shareholder may receive a proportion of cash and/or AMEC securities that is different from what was elected.

•                  There will not be a subsequent offering period. Therefore, Foster Wheeler shareholders who wish to tender their Foster Wheeler shares into the Offer and receive Offer consideration must tender their Foster Wheeler shares prior to the expiration of the Offer.

Q4                                                                  What is the completion timetable?

•                  The offer period commences on 7 October and expires  at 11:59 p.m. New York City time on 4 November October (4:59 a.m. London time on 5 November; 5:59 Zug time on 5 November) unless the Offer period is extended.

•                  The expected settlement date is 12 November.

Q5                                                                  What are the conditions for the transaction to complete?

The key conditions to the Offer are:

•                  The receipt of valid acceptances for a minimum of 80 per cent. of Foster Wheeler shares, which may be waived down by AMEC to 66 2/3 per cent.

•                  Approval of the acquisition by AMEC shareholders at an EGM on 23 October

•                  Absence of a material adverse effect on Foster Wheeler

•                  Admission of new AMEC shares to the premium listing segment of the Official List and the admission to trading of the new AMEC shares on the LSE’s main market for listed securities becoming effective

•                  AMEC ADSs having been authorised for listing on the NYSE

Key conditions already secured are:

•                  Approval by Foster Wheeler shareholders of amendments to certain provisions of Foster Wheeler’s Articles of Association

•                  Foster Wheeler’s board having passed resolutions to register AMEC in the Foster Wheeler share register as a shareholder with voting rights

•                  CFIUS and antitrust clearances from the regulatory authorities of certain jurisdictions, including the US, all of which have been obtained

Q6                                                                  What happens after the offer period?

•                  If one or more of the conditions to the offer (see Q5) is not satisfied or, to the extent legally permitted, waived, AMEC will cause AMEC International Investments BV to extend the period of time for which the Offer is open, in consecutive periods of up to 10 business days until all the conditions have been satisfied or waived.

•                  If all conditions other than the minimum tender condition are met, AMEC will cause AMEC International Investments BV to extend the Offer for a single, five business day period. In the event that the Offer is extended for any purpose, including in respect of the five Business Day period discussed above, the Offer shall remain open for acceptance until the expiration of the relevant extension period. Any extension of the Offer period will be announced by AMEC and/or AMEC International Investments BV by the issuance of a press release by no later than 9:00 a.m. New York City time on the next US Business Day after the previously scheduled expiration date.

•                  If, following completion of the exchange offer, AMEC, directly or indirectly, has acquired or controls at least 90 per cent. of the issued Foster Wheeler voting rights, no actions or proceedings are pending with respect to the exercisability of those voting rights and no other legal impediment to a Squeeze-Out Merger under Swiss law exists, AMEC will, indirectly through a wholly-owned subsidiary, initiate a Squeeze-Out Merger under Swiss law whereby any remaining holders of Foster Wheeler shares will be compensated (in cash or otherwise) as required pursuant to Swiss law.

•                  If the minimum tender condition is satisfied but less than 90 per cent. of the issued Foster Wheeler voting rights are controlled, directly or indirectly, by AMEC after completion of the Offer, it may not be able to unilaterally initiate a squeeze-out merger under Swiss law immediately following completion of the Offer. However, it may use all legally permitted methods under Swiss law to acquire the remaining outstanding Foster Wheeler voting rights after the Offer, including engaging in (i) one or more corporate restructuring transactions, such as a contribution of assets, businesses or shareholdings into Foster Wheeler in connection with a capital increase of Foster Wheeler by contribution in kind, whereby the pre-emptive rights of the remaining shareholders would be withdrawn and new Foster Wheeler shares would be issued to AMEC (or its contributing affiliate), or (ii) purchases of Foster Wheeler shares from minority Foster Wheeler shareholders. US shareholders would participate in these transactions on the same terms as non-US shareholders, including Swiss shareholders. For any such transaction, the form and amount of the consideration to be paid could be different from the consideration offered pursuant to the Offer.

•                  AMEC has not yet determined which method or methods it would use to acquire the remaining outstanding Foster Wheeler shares if, after completion of the Offer, it has not acquired or does not control 90 per cent. of the issued Foster Wheeler voting rights. However, in making such a determination, AMEC will consider a number of factors, including the number of Foster Wheeler shares tendered into the Offer, the number of remaining minority shareholders (including the means legally available in a particular jurisdiction to enable AMEC to acquire all of the outstanding Foster Wheeler shares in that jurisdiction), additional due diligence in respect of Foster Wheeler and any applicable law.

Q7                                                                  What will be the shareholding structure of the combined company?

•                  Depending on the number of Foster Wheeler shares that AMEC, through AMEC International Investments BV, acquires in the Offer, AMEC intends to request that Foster Wheeler seek the delisting of the Foster Wheeler shares from NASDAQ. Following delisting of the Foster Wheeler shares from NASDAQ and provided that the criteria for deregistration are met, AMEC intends to cause Foster Wheeler to make a filing with the SEC to request that Foster Wheeler’s reporting obligations under the Exchange Act be terminated. This would substantially reduce the information required to be furnished by Foster Wheeler to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable.

•                  Prior to completion of the Offer, AMEC will apply to the UK Financial Conduct Authority for the new AMEC shares to be issued in the Offer to be admitted to the premium listing segment of the Official List of the UK Listing Authority and to the London Stock Exchange for the new AMEC shares to be admitted to trading on the LSE, respectively. AMEC intends to apply for the AMEC ADSs to be listed on the New York Stock Exchange. AMEC ADSs will also be listed on the New York Stock Exchange. An ADS is a security that allows shareholders in the United States to hold and trade interests in foreign-based companies more easily. ADSs are often evidenced by certificates known as American depositary receipts, or ADRs. Each AMEC ADS represents one AMEC share.

•                  If all of the issued and to be issued Foster Wheeler shares on a fully-diluted basis are exchanged pursuant to the Offer, immediately after the completion of the Offer, the former Foster Wheeler shareholders will own approximately 23 per cent. of the enlarged AMEC share capital, and the current AMEC shareholders will own approximately 77 per cent. of the enlarged AMEC share capital.

Q8                                                                  Is there shareholder support for the deal?

•                  The Foster Wheeler board has unanimously determined (i) that the Implementation Agreement and the Offer are in the best interests of Foster Wheeler and fair to Foster Wheeler shareholders; (ii) to approve the Implementation Agreement; and (iii) to recommend that holders of Foster Wheeler shares tender their Foster Wheeler shares in the Offer.

•                  Foster Wheeler shareholders approved the amendment of clauses in the company’s articles of association restricting the transfer and voting of Foster Wheeler shares which would have prevented this transaction at an extraordinary general meeting held on 10 July 2014.

•                  AMEC’s EGM to seek shareholder approval for the transaction will take place on 23 October 2014.

Q9                                                                  Why is the purchasing company a wholly-owned subsidiary based in the Netherlands?

•                  Taking into account the various factors involved in the deal, AMEC believes that acquiring Foster Wheeler through a wholly-owned subsidiary is the most efficient way for AMEC to hold the Foster Wheeler investment.

Q10                                                           How is the transaction being financed?

•                  The cash component of the offer is financed through a combination of AMEC’s cash reserves and a new debt financing arrangement totalling $2.26bn arranged in Feb 2014 as amended in July 2014.

DIRECTORS AND EXECUTIVE OFFICERS

Q11                                                           Have there been payoffs to Foster Wheeler directors and executive officers?

•                  The total estimated economic value to Foster Wheeler directors (including a former director who served in 2014) and executive officers in connection with the Offer is approximately $67.7 million, which is the sum of:

•                  approximately $13.5 million in the aggregate in cash which Foster Wheeler directors and executive officers are expected to receive upon the tender of their Foster Wheeler shares in the Offer;

•                  approximately $1.1 million in the aggregate in cash which Foster Wheeler directors and executive officers are expected to receive upon the exercise of their vested in-the-money Foster Wheeler options and the tender of their Foster Wheeler shares received upon such exercise in the Offer (net of the exercise price of such options);

•                  approximately $9.0 million in the aggregate in cash which Foster Wheeler directors and executive officers are expected to receive upon the accelerated vesting of their unvested Foster Wheeler options, restricted shares units and performance based restricted share units granted on or before 8 November 2012 and the satisfaction of such Foster Wheeler equity awards;

•                  approximately $4.0 million in the aggregate in cash which Foster Wheeler non-executive directors (including a former director who served in 2014) are expected to receive for their unvested Foster Wheeler restricted share units granted after 8 November 2012;

•                  approximately $18.8 million in the aggregate in AMEC Shares upon the accelerated vesting of the replacement awards granted to Foster Wheeler executive officers for their unvested Foster Wheeler restricted share units and performance-based restricted share units granted after 8 November 2012, which accelerated vesting will occur under the terms of their award agreements in the event of a qualifying termination of their employment following the closing of the Offer; and

•                  approximately $21.3 million in the aggregate which Foster Wheeler executive officers are expected to receive as cash severance payments under the terms of their employment agreements or the Implementation Agreement, as the case may be, in the event of a qualifying termination of their employment following the closing of the Offer.

Q12                                                           How many directors and executive officers share this approximately $68m pot and who are the biggest beneficiaries?

•                  The payouts will be shared among 18 FW directors (including a former director who served in 2014) and executives.

•                  The biggest beneficiaries are Kent Masters, FW’s CEO, who receives approx. $19.4m and FW’s CFO Franco Basseotto who gets $7.1m

Q13                                                           Will AMEC directors receive any bonuses or special payments for completing the acquisition?

No.

Q14                                                           Who will sit on the combined Board of Directors?

•                  Following the acquisition, AMEC’s board is expected to be composed of nine members.

•                  This will comprise the current seven members of the AMEC Board plus two individuals designated by Foster Wheeler. Pursuant to the Implementation Agreement, two of the current directors of Foster Wheeler shall be appointed as non-executive directors of AMEC following the closing of the Offer. Following the completion of the Offer, the newly elected directors will serve on AMEC’s Board together with the current members of AMEC’s Board and, at the first AMEC AGM following their appointment, shall be proposed for re-election. These directors will be J. Kent Masters and Stephanie S. Newby.

•                  Kent has been Foster Wheeler’s CEO since October 2011.

•                  Stephanie is CEO of Crimson Hexagon, a leading provider of social media and data analytic services.

Q15                                                           Is Kent joining the AMEC board not a breach of the UK corporate governance code?

•                  No, Kent is joining the AMEC board as a non-executive, but will not be independent. His appointment will become effective on the termination of his employment with Foster Wheeler.

•                  We believe Kent’s experience and knowledge of the markets in which FW operates will be an invaluable asset to the board of the enlarged company

Q16                                                           Will any senior members of Foster Wheeler’s management join the NewCo?

•                  As part of the integration of Foster Wheeler, AMEC will review the operations of the NewCo to ensure that they are structured in a manner that will enable it to provide its customers with high quality services across its geographic regions. AMEC expects that this may include a number of FW’s senior management.

COSTS

Q17                                                           What are the transaction costs incurred by AMEC?

•                  The cash expenses to be incurred in connection with the Offer (exclusive of recoverable VAT) payable by AMEC are estimated to amount to approximately $100 million and payable by Foster Wheeler are estimated to amount to approximately $53 million.

•                  Such expenses include, among others, fees and expenses of the financial advisers, the exchange agent and the information agent, registration fees, accounting and legal fees, printing costs and certain expenses payable to third parties in relation to the financing of the offer consideration by AMEC.

STRATEGY

Q18                                                           What is the strategic rationale of the acquisition for AMEC?

The key reasons for the transaction are:

•                  Strengthening AMEC’s position in core markets, particularly oil and gas

•                  Broadening AMEC’s position across the entire oil and gas value chain from upstream to downstream, onshore, offshore

•                  Expansion of AMEC’s geographic footprint

•                  Enhancing AMEC’s services and capabilities

•                  Significant cost and tax synergy opportunities

•                  Double digit earnings enhancing within two years

RISKS

Q19                                                           There are 30 pages of risk factors outlined in the F-4. Doesn’t that demonstrate this is a risky deal and that FW shareholders should be very cautious about accepting AMEC stock in part payment?

•                  Both the AMEC board of directors and the Foster Wheeler board of directors have unanimously determined that the Implementation Agreement and the Offer are in the best interests of AMEC and fair to the holders of AMEC shares.

•                  The F-4 identifies risks that are inherent in the businesses of AMEC and Foster Wheeler, the Offer and the Acquisition, so that Foster Wheeler shareholders may carefully consider the risks before deciding whether to tender their shares in the Offer.

•                  AMEC believes that the acquisition of Foster Wheeler complements its stated growth strategy and business model, and that the NewCo will be well positioned to take advantage of, and create, new growth opportunities.

•                  AMEC also believes the acquisition offers significant revenue, cost and tax synergies.

Q20                                                           Is there any chance the transaction won’t complete?

•                  The following conditions have been satisfied and are no longer applicable:

•                  the receipt of CFIUS and all antitrust approvals required for closing of the Offer;

•                  the approval by Foster Wheeler shareholders of amendments to the 10 per cent. transfer restriction and 10 per cent. voting limitation contained in Foster Wheeler’s Articles of Association (as described above); and

•                  Foster Wheeler’s board having passed resolutions to register AMEC and its affiliates in the Foster Wheeler share register as a shareholder with voting rights in respect of all Foster Wheeler shares acquired or to be acquired in the Offer.

Q21                                                           What about the shareholder litigation proceedings in the US? Are these significant?

•                  There have been four separate lawsuits that have been consolidated into two sets of proceedings — Texas and New Jersey. Foster Wheeler entered into a Settlement Agreement with the litigants in the Texas proceedings that was given preliminary approval by the Texas state court on 1 October and will become effective on the closing of the Offer. The Texas state court granted preliminary approval of the Settlement Agreement on 2 October, on the condition that Foster Wheeler provide notice, at its own expense, of the pendency and proposed settlement of the Texas action to members of the proposed class.

•                  If and when the settlement contemplated by the Settlement Agreement is finalised and approved, Foster Wheeler believes that the New Jersey action will be barred by the release and that the action should be dismissed.

•                  In the event that the New Jersey action is allowed to proceed, Foster Wheeler and each member of Foster Wheeler’s Board named as a defendant intend vigorously to defend themselves against the claims asserted in the New Jersey action.

Q22                                                           The offer document suggests that the value of Foster Wheeler’s order backlog could be revised down when applying AMEC’s accounting policies to it. Do you expect this impact could be significant?

The two companies accounting policies when calculating backlog differ from each other, therefore the value of Foster Wheeler’s pre-existing order backlog may change once AMEC’s policies for recording new contracts in its order book are applied. This change may result in a decrease in the value of the combined order book of the NewCo which could be material.

Q23                                                           Is there scope of the £300m asbestos liability set aside for the NewCo likely to grow?

This figure is the best estimate IFRS liability that the enlarged NewCo is subject to, net of insurance payments. This estimate is based on Amec’s assessment of the information provided to it and its advisors during the due diligence process, and reflects changes required by virtue of the transition to the IFRS standard, other changes resulting from fair value adjustments, and further adjustments based on Amec’s preliminary assessment of the expected scope, timing and success rate of claims resolution, the anticipated settlement amounts and related defense costs. Amec will undertake confirmatory assessment work following completion

Q24                                                           Will the extra level of debt being taken on to finance the acquisition endanger the new company?

We do not believe so. Following the deal, the enlarged company will have a net debt to ebitda ratio of 1.6 times which is within our gearing guidelines. It is also excepted also retain AMEC’s low risk business model and will be highly cash generative